

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

April 19, 2010

Via U.S. mail and facsimile

Mr. Mark E. Johnson
Chief Financial Officer and Treasurer
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064

      RE: Form 10-K for the year ended November 1, 2009
                Form 10-Q for the period ended January 31, 2010
                   File No. 1-14315

Dear Mr. Johnson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings related to legal matters, please direct them to Sherry Haywood, Staff Attorney, at (202) 551-3345 or Andrew Schoeffler, Staff Attorney, at (202) 551-3748. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief